UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 001-09764

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Harman International Industries, Incorporated

Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Harman International Industries, Incorporated

400 Atlantic Street, 15th Floor

Stamford, CT 06901

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

All other supplemental schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

Exhibit

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Harman International Industries, Incorporated

    Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Harman International Industries, Incorporated Retirement Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule H, Line 4i – schedule of assets (held at end of year) as of December 31, 2009 and Schedule H, Line 4a – schedule of delinquent participant contributions as of December 31, 2009, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Los Angeles, California
June 25, 2010

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2009 and 2008

	2009	2008
Assets:

Investments, at fair value:
Money market fund	$340,734	$401,296
Mutual funds	96,675,422	95,432,160
Commingled funds	23,149,250	—
Collective trusts	57,877,987	73,543,729
Common stock	21,590,473	9,333,255
Participant loans	2,391,884	—

Total investments	202,025,750	178,710,440

Contributions receivable:

Participant	263,611	114,350
Employer	—	5,781,914

Total contributions receivable	263,611	5,896,264
Cash	17,809	535

Total assets	202,307,170	184,607,239

Liabilities:

Accrued expenses	45,000	36,750
Excess contributions payable	653,154	—

Total liabilities	698,154	36,750

Net assets available for plan benefits at fair value	201,609,016	184,570,489
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,399,606)	4,704,222

Net assets available for plan benefits	$199,209,410	$189,274,711

See accompanying Notes to Financial Statements.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2009 and 2008

	2009	2008
Changes to net assets attributed to:

Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$37,457,174	$(92,250,839)
Interest and dividends	3,337,385	6,839,998

Total investment income (loss)	40,794,559	(85,410,841)

Contributions:

Employer	12,811	8,774,641
Participant	8,736,077	12,772,040
Rollovers	186,496	995,603

Total contributions	8,935,384	22,542,284
Deductions:

Benefit payments	39,713,684	33,628,881
Administrative expenses	81,560	43,944

Total deductions	39,795,244	33,672,825

Net increase (decrease)	9,934,699	(96,541,382)
Net assets available for plan benefits:

Beginning of year	189,274,711	285,816,093

End of year	$199,209,410	$189,274,711

See accompanying Notes to Financial Statements.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(1) Description of the Plan

The following description of the Harman International Industries, Incorporated (the Company or the Plan Sponsor) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

(a) General

The Plan is a defined contribution savings and profit-sharing plan sponsored by the Company. The Plan covers all eligible employees, as defined by the Plan, provided they have completed six months of consecutive service and have worked 500 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). During 2009, the Company met the minimum funding requirements as defined by ERISA.

(b) Contributions

Participants in the Plan may contribute up to 50 percent of their pre-tax compensation, as defined by the Plan. Participants may change their deferral percentage as of the first payroll period following receipt of notice to the Plan Administrator. The Company may make annual basic contributions equal to 3 percent of the compensation paid to all eligible participants, and a matching contribution equal to 50 percent of the eligible participant’s pre-tax contribution percentage for each payroll period up to a maximum election of 6 percent per payroll period. Effective January 1, 2009, the Company suspended both the employer annual basic contribution and the employer matching contribution. In addition, the Company may make discretionary profit-sharing contributions to the Plan in an amount determined by the Company’s Board of Directors. For the years ended December 31, 2009 and 2008, the Board of Directors did not approve a profit-sharing contribution.

(c) Excess Contributions

In order to satisfy the relevant non-discriminatory provisions of the Plan, the Plan refunds any excess deferral contributions and related net gains or losses of certain active participants. Refundable contributions at December 31, 2009 and 2008 were $653,154 and $0, respectively. Refunds were issued to participants in the month of March subsequent to the end of the plan year. The excess contributions have been recorded as excess contributions payable in the Statements of Net Assets Available for Plan Benefits. Contributions received from participants have been reduced by the excess contributions payable in the Statements of Changes in Net Assets Available for Plan Benefits.

(d) Participant Account Balances

Separate accounts are maintained for each participant’s salary deferral, rollover, employer profit sharing, basic, and matching contribution balances. Earnings or losses of the Plan are allocated to participant account balances by investment fund on a daily basis according to the number of shares in the participant account balances. Company profit-sharing and basic contributions are allocated based on participant compensation. Company matching contributions are allocated based upon each participant’s tax-deferred contribution percentage.

(e) Vesting

Participants are 100 percent vested in their salary deferral contribution, employer’s basic contribution, and rollover contribution accounts, and become vested in profit-sharing and matching contributions at the rate of 25 percent per year after the completion of two years of service, or 100 percent after reaching age 65, death, or disability.

(Continued)

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(f) Investment Options

Plan participants direct contributions in any increment in any of the investment options. The options consist of the Company’s common stock, the Putnam Stable Value Fund, the Putnam Money Market Fund, 19 mutual funds and 11 commingled funds.

(g) Participant Loans

Beginning July 1, 2009, loans were permitted by the Plan. Participants are permitted to borrow from their accounts subject to limitations set forth in the Plan document. The loans are generally payable up to 5 years, except for loans to secure a private residence which can be payable up to 15 years and bear interest at an interest rate equal to the prime rate as published in the Wall Street Journal in effect on the 1st business day of the month in which the loan is issued, plus 2 percent. Principal and interest payments on the loans are re-deposited into the participants’ accounts, primarily made through payroll deductions, based on their current investment allocation elections. Participants may not have more than one loan outstanding at any one time and the balance of outstanding loans for any one individual cannot exceed $50,000 or 50 percent of their vested account balance. Loans are secured by the vested portion of a participant’s account balance. Upon a participant’s termination of employment, the balance of any outstanding loan must be repaid within 90 days or the unpaid loan balance will be deemed a distribution. The interest rate was 5.25 percent for all loans outstanding at December 31, 2009, with loans maturing at various dates through 2024.

(h) Benefits

On separation from service or termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump-sum distribution.

(i) Forfeitures

All distributions from the Plan shall commence as soon as practicable after the participant’s termination date, and all unvested amounts shall be forfeited as of the date of distribution. Amounts provisionally forfeited will be restored if the participant returns to service prior to the occurrence of a 60-consecutive-month period of separation. Amounts forfeited by Plan participants are used to reduce employer match contributions and pay expenses of the Plan. At December 31, 2009 and 2008, forfeited nonvested accounts totaled $333,913 and $436,580, respectively. During 2009 and 2008, employer contributions were reduced by $0 and $1,182,942, respectively, from forfeited nonvested accounts.

(j) Interest and Penalties

If any interest and penalties are incurred by the Plan, they are required to be paid by the Plan Sponsor.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements of the Plan have been presented on an accrual basis and present the net assets available for plan benefits as of December 31, 2009 and 2008, and changes in those net assets for the years then ended.

(Continued)

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(b) Adoption of New Accounting Standards

Codification: In June 2009, the FASB issued ASC 105, “Generally Accepted Accounting Principles” (“ASC 105”). The issuance of ASC 105 confirmed that the FASB ASC (the “Codification”) is the single official source of authoritative GAAP, other than guidance issued by the SEC, and supersedes existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force and related literature for nongovernmental entities. The Codification does not change GAAP. Instead, it introduces a new structure that is organized in an easily accessible, user-friendly online research system. The Codification, which changes the referencing of financial standards, is effective for interim and annual periods ending on or after September 15, 2009. Thereafter, only one level of authoritative GAAP exists. All other literature is considered non-authoritative. The Plan adopted the Codification on July 1, 2009. The adoption of the Codification did not have a significant impact on the Plan’s financial statements.

Following the Codification, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates (“ASU”) which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification.

Fair Value: The Plan adopted ASC 820, “Fair Value Measurements and Disclosures” which defines fair value, establishes a market-based framework or hierarchy for measuring fair value and expands disclosures about fair value measurements in two steps. The Plan adopted this guidance for financial assets and liabilities effective January 1, 2008 and for non-financial assets and liabilities effective January 1, 2009. This guidance is applicable whenever another accounting pronouncement requires or permits assets and liabilities to be measured at fair value. It does not expand or require any new fair value measures; however the application of this statement may change current practice.

Accounting guidance allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on an instrument-by-instrument basis. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. The Plan did not elect the fair value measurement for any financial assets and liabilities.

On January 1, 2009, the Plan adopted the updated provisions for determining fair value when the volume and level of activity for the asset or liability have significantly decreased and for identifying transactions that are not orderly, issued by the FASB within ASC 820-10-35-51. The new provisions provide additional guidance for estimating fair value, when the volume and level of activity for the asset or liability have significantly decreased when compared with normal market activity for the asset or liability. The new approach is designed to address whether a market is inactive, and if so whether a market should be considered distressed. The objective of the new guidance is to remain consistent with the principles of fair value accounting, yet provide additional guidance on how fair value measurements might be determined in an inactive market. The new guidance also requires additional disclosures relating to an entity’s valuation techniques and its major categories of investments in debt and equity securities. The adoption of the new provisions did not have any impact on the Plan’s financial statements.

(Continued)

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

In August 2009, FASB issued ASU No. 2009-05, “Measuring Liabilities at Fair Value” which provides updated guidance on the fair value measurement of liabilities. This update provides clarification for circumstances in which a quoted price in an active market for the identical liability is not available. In such instances, a reporting entity is required to measure fair value using one or more of the following techniques: 1) a valuation technique that uses either the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities when traded as an asset; or 2) another valuation technique that is consistent with the principles in ASC 820, such as the income and market approach to valuation. The amendments in this update also clarify that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. This update further clarifies that if the fair value of a liability is determined by reference to a quoted price in an active market for an identical liability, that price would be considered a Level 1 measurement in the fair value hierarchy. Similarly, if the identical liability has a quoted price when traded as an asset in an active market, it is also a Level 1 fair value measurement if no adjustments to the quoted price of the asset are required. This update was effective for us on September 1, 2009. The Plan adopted the updated provisions relating to fair value measurements and disclosures. The adoption of the new guidance did not have a material impact on the Plan’s financial statements.

In September 2009, the FASB issued ASU No. 2009-12, “Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)”, which amends the Fair Value Measurements and Disclosures Topic of the FASB ASC to permit the use of net asset value per share, without further adjustment, to estimate the fair value of investments in investment companies that do not have readily determinable fair values. The net asset value per share must be calculated in a manner consistent with the measurement principles of the Financial Services – Investment Companies Topic of the FASB ASC and can be used by investors in investments such as hedge funds, private equity funds, venture capital funds and real estate funds. If it is probable the investment will be sold for an amount other than net asset value, the investor would be required to estimate the fair value of the investment considering all of the rights and obligations of the investment and any other market available data. In addition, the amendments require enhanced disclosure for the investments within the scope of this accounting update. The accounting guidance is effective for periods ending after December 15, 2009, and early adoption is permitted. The Plan adopted these amendments effective January 1, 2009. The adoption did not have an impact the Plan’s financial statements.

Subsequent Events: In May 2009, the FASB issued a statement which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. In February 2010, the FASB issued ASU 2010-09, “Subsequent Events”, which amends the previous guidance on subsequent events and no longer requires SEC filers to disclose the date through which subsequent events have been evaluated. The subsequent event provisions are effective for interim and annual reporting periods ending after June 15, 2009 and were effective for us beginning in the second quarter of fiscal 2009. The amendments were effective in February 2010. The Plan adopted the new guidance prospectively, as of December 31, 2009, and as a result of the adoption the Plan no longer disclose the date through which subsequent events have been evaluated. The adoption of the new provisions did not have any impact on the Plan’s financial statements.

(c) Recently Issued Accounting Standards

Fair Value: In January 2010, the FASB issued ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements”, which primarily requires new disclosures related to the levels within the fair value hierarchy. An entity will be required to disclose significant

(Continued)

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

transfers in and out of Levels 1 and 2 of the fair value hierarchy, and separately present information related to purchases, sales, issuances and settlements in the reconciliation of fair value measurements classified as Level 3. In addition, the guidance will amend the fair value disclosure requirement for pension and postretirement benefit plan assets to require this disclosure at the investment class level. The guidance will be effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures related to purchases, sales, issuances and settlements for Level 3 fair value measurements, which are effective for reporting periods beginning after December 15, 2010. The Plan will include the disclosures as required in the notes to the Plan’s financial statements effective January 1, 2010, except for the disclosures related to Level 3 fair value measurements, which the Plan will include in the notes to the Plan’s financial statements effective January 1, 2011. The adoption of the new guidance will not have a material impact on the Plan’s financial statements.

(d) Investment Valuation and Income Recognition

All investments are measured at fair value. Refer to Note 4 for further details related to the Plan’s valuation.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(e) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the statements of net assets available for plan benefits and the additions and deductions in the statements of changes in net assets available for plan benefits, as well as the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(f) Payment of Benefits

Benefits are recorded when paid.

(g) Administrative Expenses

Administrative expenses are paid by the Plan, unless paid by the Plan Sponsor.

(h) Risks and Uncertainties

The Plan provides for various investment options in a money market fund, mutual funds, common stock, commingled funds, and collective trusts. Investment securities are exposed to various risk factors such as interest rate, market, and credit risks. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants’ account balances and the amounts reported in the financial statements.

(i) Concentration of Credit Risk

Investment in the common stock of the Company comprises approximately 11 percent and 5 percent of the Plan’s investments as of December 31, 2009 and 2008, respectively.

(Continued)

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(3) Investments

Investments that represent 5 percent or more of the fair value of the Plan’s net assets are as follows:

Description	2009		2008
Putnam Stable Value Fund	$57,877,987		67,970,305
Harman International Industries, Incorporated common stock	21,590,473		9,333,255
Putnam Voyager Fund	—	**	15,037,573
The Putnam Fund for Growth and Income	—	**	11,394,170
Lord Abbett Small Cap Value Fund	10,233,989		8,882,384	*
American Europacific Growth Fund	18,234,271		8,199,050	*
Pimco Total Return Fund	10,266,731		11,518,096
Loomis Sayles Value Fund Y Class	11,132,878		—
Mainstay Large Cap Growth Fund	17,602,490		—
All other investments less than 5%	55,086,931		46,375,607

	$202,025,750		178,710,440

**	Less than 5% in 2009, included for comparative purposes.
*	Less than 5% in 2008, included for comparative purposes.

During the years ended December 31, 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2009	2008
Mutual funds	$20,688,950	(60,556,068)
Common stock	11,344,953	(28,422,979)
Commingled funds	6,011,120	—
Collective trusts	(587,849)	(3,271,792)

Net appreciation (depreciation) in fair value of investments	$37,457,174	(92,250,839)

(4) Fair Value Measurements

As discussed in Note 2, on January 1, 2008, the Plan adopted ASC 820 which establishes a framework for measuring fair value and expands the disclosure requirements about fair value measurements. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 – Observable inputs, such as unadjusted quoted market prices in active markets for the identical asset or liability.

(Continued)

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

Level 2 – Inputs that are observable for the asset or liability, either directly or indirectly though market corroboration, for substantially the full term of the financial instrument which include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs that reflect the entity’s own assumptions in measuring the asset or liability at fair value.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Plan did not have any assets or liabilities measured at fair value on a nonrecurring basis as of December 31, 2009 or 2008.

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Money Market Funds, Mutual Funds and Equity Securities

The fair value of money market funds, mutual funds and the Company’s common stock are determined by obtaining quoted prices on nationally recognized securities exchanges, which are generally classified within Level 1 of the fair value hierarchy.

Commingled Funds

The fair value of commingled funds is valued at the net asset value (NAV) of the units provided by the fund issuer. NAV for these funds represents the quoted price in a non-active market and as such these investments are classified within Level 2 of the fair value hierarchy. NAV is used as a practical expedient for fair value.

Collective Trusts

The fair value of investments in common collective trusts are valued as determined by the custodian based on their NAV and supported by the value of the underlying securities. Short-term investments consist of a common collective trust with principal preservation as its primary objective. The fair value of common collective trusts invest primarily in securities traded on nationally recognized securities exchanges and active dealer markets and are classified within Level 2 of the fair value hierarchy. NAV is used as a practical expedient for fair value.

The Putnam Stable Value Fund, a collective trust, is valued by Putnam Fiduciary Trust Company based on the unit values of the fund. Unit values are determined by dividing the fund’s net assets, which represents the fair market value of the underlying investments, by its units outstanding at the valuation date. The collective trust has underlying investments in investment contracts which are valued at the estimated fair market value of the underlying investments and then adjusted by Putnam Fiduciary Trust Company to contract value.

(Continued)

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

Investment contracts held in a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit-responsive investment contracts held in this fund including a variety of investment contracts such as traditional guaranteed investment contracts (GICs) issued by insurance companies and other financial institutions and other investment products with similar characteristics. GICs are investment contracts in which the Plan owns the underlying assets and purchases fully benefit-responsive wrapper contracts from third parties that provide market value and cash flow risk protection to the Plan. These investment contracts are measured at fair value. The fair value of the fully benefit-responsive wrapper contracts is the replacement cost of these contracts. The GIC’s contract value represents the sum of the participant’s contributions, gains and losses on the underlying assets, participant’s withdrawals and administrative expenses. The statement of net assets available for plan benefits presents the fair value of these investment contracts as well as their adjustment from fair value to contract value. The statement of changes in net assets available for plan benefits is prepared on a contract value basis.

Participant Loans

Participant loans are valued at the outstanding loan balances plus accrued interest, which approximates fair value and are classified within Level 3 of the fair value hierarchy.

The following table sets forth a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2009 and 2008, respectively:

		As of December 31, 2009
Description	Total	Level 1	Level 2	Level 3
Money market fund	$340,734	340,734	—	—
Mutual funds			—	—
Growth funds	39,175,774	39,175,774
Blend funds	28,888,416	28,888,416
Value funds	17,599,576	17,599,576
Intermediate-term bond funds	11,011,656	11,011,656
Harman International Industries, Incorporated common stock	21,590,473	21,590,473	—	—
Commingled funds (blend of equity, fixed-income and short-term funds)	23,149,250	—	23,149,250	—
Collective trusts (1)	57,877,987	—	57,877,987	—
Participant loans	2,391,884	—	—	2,391,884

Total	$202,025,750	118,606,629	81,027,237	2,391,884

(1)	Although the amount reflected in the table represents the fair value of this investment, the contract value (the amount available for plan benefits) was $55,478,381 as of December 31, 2009.

(Continued)

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

		As of December 31, 2008
Description	Total	Level 1	Level 2	Level 3
Money Market Fund	$401,296	401,296
Mutual funds	—
Growth funds	26,356,150	26,356,150
Blend funds	30,910,787	30,910,787
Intermediate-term bond funds	11,518,096	11,518,096
Value funds	16,449,371	16,449,371
Allocation funds	10,197,756	10,197,756
Harman International Industries, Incorporated common stock	9,333,255	9,333,255
Collective trusts (1)	73,543,729		73,543,729

Total	$178,710,440	105,166,711	73,543,729	—

(1)	Although the amount reflected in the table represents the fair value of this investment, the contract value (the amount available for plan benefits) was $78,247,951 as of December 31, 2008.

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

	2009	2008
Beginning Balance, December 31,	$—	—
Purchases, issuances and settlements, net	2,391,884	—

Ending Balance, December 31,	$2,391,884	—

(5) Related-Party Transactions

Certain plan investments are shares of mutual funds managed by Mercer Trust Company and shares of common stock of the Company. Mercer Trust Company is the trustee and the Company is the Plan Sponsor as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

(6) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their employer profit-sharing and matching contributions.

(7) Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated August 14, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(Continued)

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

During 2009, the Plan Sponsor identified certain operational errors. The Plan Sponsor intends to correct such errors and management believes that such errors will not have a material effect on the Plan’s financial position or an adverse effect on the Plan’s qualified status.

(8) Reconciliation of Financial Statements to Form 5500

Reconciliation of net assets available for plan benefits reported in the financial statements to the net assets reported on line 1(l) of Form 5500 Schedule H, Part I, as of December 31, 2009 and 2008, is presented below:

	2009	2008
Net assets available for plan benefits reported in the financial statements	$199,209,410	189,274,711
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,399,606	(4,704,222)

Net assets available for plan benefits reported on Form 5500	$201,609,016	184,570,489

Reconciliation of total investment income reported in the financial statements to earnings on investments reported on line 2(b) of Form 5500 Schedule H, Part II, as of December 31, 2009, is presented below:

	2009	2008
Total investment income reported in the financial statements	$40,794,559	(85,410,841)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,399,606	(4,704,222)
Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	4,704,222	(1,295,593)

Total investment income reported on Form 5500	$47,898,387	(91,410,656)

(9) Nonexempt Party-in-Interest Transaction

For the year ended December 31, 2009, the Company identified employee contributions totaling $2,262 that the Company failed to remit to the Plan’s trustee within the period prescribed by the Department of Labor Regulations. The Company deposited the late contributions, along with full restorative earnings of $2,363, to the participants in June 2010. During the year ended December 31, 2008, the Company identified employee contributions totaling $247 that the Company failed to remit to the Plan’s trustee within the period prescribed by the Department of Labor Regulations. The Company deposited the late contributions in 2008 and made full restorative earnings of $53 to participants in December 2008.

(10) Subsequent Events

Effective January 1, 2010, the Plan has reinstated both the future employer annual basic contributions and the employer matching contributions.

Schedule 1

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

Identity of issuer, borrower, or similar party	Description of investment, including maturity date, rate of interest, par, or maturity value	Current Value
	Cash	$17,809
Putnam Management Company, Inc.*	Money Market Fund (340,734 shares)	340,734
	Mutual funds:
Invesco Aim Investment Services, Inc.	AIM Small Cap Growth Fund (372,046 shares)	8,423,120
American Funds Service Company	American Europacific Growth Fund (476,339 shares)	18,234,271
Lord, Abbett & Co. LLC	Lord Abbett Small Cap Value Fund (411,004 shares)	10,233,989
Pacific Investment Management Company LLC	Pimco Total Return Fund (950,623 shares)	10,266,731
T. Rowe Price Associates, Inc.	T. Rowe Price Blue Chip Growth Fund (181,980 shares)	5,963,489
Prudential	Prudential Jennison Mid-Cap Growth Fund Class Z (25,514 shares)	577,806
AIM International	AIM International Growth Fund Institutional Class (4,839 shares)	121,271
Harbor	Harbor International Fund (4,429 shares)	242,989
Neuberger Berman	Neuberger Berman Mid Cap Growth Fund (7,943 shares)	67,197
Loomis Sayles	Loomis Sayles Value Fund Y Class (660,313 shares)	11,132,878
Vanguard	Vanguard Total Bond Market Index Fund (71,973 shares)	744,925
Perkins	Perkins Mid Cap Value Fund Class J (13,926 shares)	275,736
Mainstay	Mainstay Large Cap Growth Fund (2,811,899 shares)	17,602,490
The Vanguard Group, Inc.	Vanguard Windsor II Fund Admiral Shares (126,437 shares)	5,314,148
Victory	Victory Small Company Opportunity Fund (9,368 shares)	232,511
Artisan	Artisan Mid Cap Value Fund Investor Class (35,834 shares)	644,303
The Vanguard Group, Inc.	Vanguard Institutional Index Fund (62,183 shares)	6,341,384
Van Kampen	Van Kampen Small Cap Growth Fund I Class (8,731 shares)	79,017
The Vanguard Group, Inc.	Vanguard Extended Market Index Fund Investors (5,423 shares)	177,167
	Commingled funds:
Pyramis	Pyramis Core Lifecycle 2000 Commingled Pool Fund (4,577 shares)	43,891
Pyramis	Pyramis Core Lifecycle 2005 Commingled Pool Fund (20,395 shares)	190,286
Pyramis	Pyramis Core Lifecycle 2010 Commingled Pool Fund (109,525 shares)	1,019,675
Pyramis	Pyramis Core Lifecycle 2015 Commingled Pool Fund (220,596 shares)	2,011,832
Pyramis	Pyramis Core Lifecycle 2020 Commingled Pool Fund (459,111 shares)	3,962,126
Pyramis	Pyramis Core Lifecycle 2025 Commingled Pool Fund (552,626 shares)	4,708,207
Pyramis	Pyramis Core Lifecycle 2030 Commingled Pool Fund (463,982 shares)	3,753,611
Pyramis	Pyramis Core Lifecycle 2035 Commingled Pool Fund (536,314 shares)	4,311,967
Pyramis	Pyramis Core Lifecycle 2040 Commingled Pool Fund (247,597 shares)	1,956,020
Pyramis	Pyramis Core Lifecycle 2045 Commingled Pool Fund (120,550 shares)	952,342
Pyramis	Pyramis Core Lifecycle 2050 Commingled Pool Fund (30,718 shares)	239,293
	Collective trusts:
Putnam Management Company, Inc.*	Putnam Stable Value Fund – invested in contracts with various companies, with various maturity dates and interest rates ranging from .41% to 5.91% (55,478,382 units)	57,877,987
Harman International Industries, Incorporated*	Common stock: (611,975 shares)	21,590,473
	Participant loans:
	Interest rate of 5.25%, maturing through September 2024	2,391,884

Total investments		202,025,750

		$202,043,559

*	Party-in-interest

See accompanying report of independent registered public accounting firm.

Schedule 2

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year ended December 31, 2009

(a)	(b)	(c)	(d)	(e)
Identity of Party Involved	Relationship to Plan, Employer, or Other Party-in-Interest	Description of Transaction, Including Rate of Interest	Amount on Line 4(a)	Lost Interest
Harman International Industries, Incorporated	Plan Sponsor	Employee deferrals in 2009 not deposited to the Plan in a timely manner.	$2,262	$2,363

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Harman International Industries, Incorporated Retirement Savings Plan

Date: June 25, 2010	By:	/S/ MICHAEL SCARPA
Michael Scarpa Vice President, Corporate Human Resources and Global Rewards